Exhibit (a)(5)

GenCorp Announces Put Option
Notification for 2¼% Convertible Subordinated Debentures due 2024

Sacramento, CA, October 15, 2014—GenCorp Inc. (“GenCorp”) (NYSE: GY) today announced that it is notifying holders of its 2¼% Convertible Subordinated Debentures due 2024 (the “Debentures”) that they have an option to require GenCorp to repurchase, on November 17, 2014, all or a portion of their Debentures at a purchase price equal to 100% of the principal amount of the Debentures to be repurchased, plus any accrued and unpaid interest (the “Option”).  As of October 9, 2014, the outstanding principal amount of the Debentures was $251,000.  Under the terms of the Debentures, GenCorp will pay the repurchase price in cash.  If all outstanding Debentures are surrendered for purchase pursuant to the Option, the aggregate cash purchase price will be $253,808.06, which includes accrued but unpaid interest.

Later today, GenCorp will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. In addition, GenCorp’s company repurchase notice to holders (a copy of which will be attached as an exhibit to such Schedule TO) specifying the terms, conditions and procedures for exercising the Option, will be available through The Depository Trust Company and the paying agent, which is The Bank of New York Mellon Trust Company, N.A.  Each holder must make an independent decision regarding whether to exercise the Option, and GenCorp makes no recommendation in this regard.

The opportunity to surrender Debentures for purchase pursuant to the Option will terminate at 5:00 p.m., New York City time, on November 17, 2014.  In order to exercise the Option, a holder must follow the procedures set forth in the company repurchase notice.  Holders may withdraw any Debentures previously surrendered for purchase at any time prior to 5:00 p.m., New York City time, on November 17, 2014.

The address and telephone and fax numbers of The Bank of New York Mellon Trust Company, N.A. are c/o Bank of New York Mellon Corporation, Corporate Trust-Reorganization Unit, 111 Sanders Creek Parkway, East Syracuse, New York 13057, Attention: Dacia Jones, Phone (315) 414-3349, Fax: (732) 667-9408.

This press release is for informational purposes only and is not an offer to purchase, or the solicitation of an offer to purchase, the Debentures.

About GenCorp

GenCorp is a leading technology-based manufacturer of aerospace and defense products and systems with a real estate segment that includes activities related to the entitlement, sale and leasing of the Company's excess real estate assets. Additional information about the Company can be obtained by visiting the Company's website at http://www.GenCorp.com.

Contact information:
Investors:	Kathy Redd, Chief Financial Officer, 916-355-2361
Brendan King, Vice President, Treasurer, 916-351-8618
Media:	Glenn Mahone, Vice President, Communications, 202-302-9941